UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Preliminary Revenue Report 2014
Regulated Information
January 26, 2015 - 7:00 a.m. CET

DELHAIZE GROUP 2014 REVENUES AND PRELIMINARY RESULTS

Full Year preliminary and unaudited 2014 Results at actual exchange rates(1)

»	Group revenue growth of 3.9% at identical exchange rates including the 53rd week in the U.S.

»	Group revenue growth of 2.6% at identical exchange rates excluding the 53rd week in the U.S.

»	Underlying operating profit of €764 million including the 53rd week in the U.S.

»	Underlying operating profit of €739 million excluding the 53rd week in the U.S.

»	Operating free cash flow of approximately €585 million. Free cash flow of approximately €756 million including the net proceeds of €171 million related to the divestment of Sweetbay, Harveys and Reid’s

Fourth Quarter 2014 Revenues

»	Group revenue growth of 6.3% at identical exchange rates including the 53rd week in the U.S.

»	Group revenue growth of 1.3% at identical exchange rates excluding the 53rd week in the U.S.

»	3.6% comparable store sales growth in the U.S.

»	Comparable store sales declines by 6.9% in Belgium and by 2.2% in Southeastern Europe

»	CEO Comments

Frans Muller, President and Chief Executive Officer of Delhaize Group said: “In 2014, we made substantial progress in a number of areas and believe the strategy announced in March of 2014 has resonated with all stakeholders. While we recognize there is still significant work to be done to achieve our ambitions and goals, I am confident in our team’s ability to deliver.”

“Our preliminary unaudited Group underlying operating profit stood at €739 million for 2014, excluding the 53rd week in the U.S., driven by strong sales growth and a relatively stable underlying operating margin at Delhaize America. We generated an operating free cash flow of approximately €585 million.”

“Our fourth quarter revenues at Delhaize America were solid, partly helped by inflation and both Food Lion and Hannaford reported positive real sales growth. In Belgium our revenues and results were both negatively impacted by disruptions in our stores and in our distribution network. We have the ambition to reach a final agreement with our social partners on the Transformation Plan negotiations soon. In Southeastern Europe, a difficult consumer environment in Greece and Serbia resulted in negative comparable store sales growth.”

“For 2015, our focus will be to further roll-out the Easy, Fresh and Affordable strategy at Food Lion and to implement the Transformation Plan in Belgium, both initiatives focused on the customer. We will also seek to accelerate growth in selected markets. Finally, we will continue to be disciplined with respect to operating costs, capital allocation and working capital.”

(1)	Excluding Bottom Dollar Food which is included in results from discontinued operations

Delhaize Group – Preliminary Revenue Report 2014 – January 26, 2015	1 of 5

»	Full Year 2014 Revenues

In 2014, Delhaize Group realized €21.4 billion of revenues, an increase of 3.7% and 3.9% respectively at actual and at identical exchange rates. Excluding the 53rd week in the U.S., revenues were €21.1 billion and increased by 2.5% (2.6% at identical exchange rates). Organic revenue growth was 2.6%.

In 2014, revenue growth was the result of:

•	Revenue growth of 6.6% in the U.S. in local currency (4.5% excluding the 53rd trading week), supported by comparable store sales growth of 4.4%;

•	Revenue decline of 3.0% in Belgium as a result of a comparable store sales evolution of -3.5%, partly offset by network expansion; and

•	Revenue growth of 4.3% at identical exchange rates in Southeastern Europe driven by revenue growth in Greece and Romania, partly offset by decreasing revenues in Serbia. Comparable store sales evolution was -1.0%.

»	Fourth Quarter 2014 Revenues

In the fourth quarter of 2014, Delhaize Group’s revenues were €5.8 billion, an increase of 11.4% (+6.3% at identical exchange rates). Excluding the 53rd week in the U.S., group revenue growth was 6.4% or 1.3% at identical exchange rates. The 53rd week in the U.S. resulted in a positive revenue contribution of €259 million ($344 million). Organic revenue growth was 1.3%.

Revenues in the U.S. increased by 12.1% in local currency (+3.8% excluding the impact of the 53rd week) and comparable store sales grew by 3.6%. In Belgium, revenues decreased by 6.0% as a result of a negative comparable store sales evolution of 6.9% including deflation of 0.7% partly offset by a 0.6% positive calendar impact and network expansion. Revenues in Southeastern Europe grew by 2.8% (+4.0% at identical exchange rates) as a result of network expansion in both Greece and Romania, while comparable store sales declined by 2.2%.

»	Segment Reporting Revenues

Revenues (unaudited)
(in millions)	Q4 2014	Q4 2013	Incl. 53rd week in the U.S.	Excl. 53rd week in the U.S.	2014	2013	Incl. 53rd week in the U.S.	Excl. 53rd week in the U.S.
United States(1)	$4 669	4 167	+12.1%	+3.8%	17 748	16 649	+6.6%	+4.5%

United States(1,2)	€3 707	3 059	+21.2%	+12.7%	13 360	12 536	+6.6%	+4.5%
Belgium	€1 256	1 336	-6.0%	-6.0%	4 919	5 072	-3.0%	-3.0%
SEE(3)	€832	809	+2.8%	+2.8%	3 082	2 985	+3.2%	+3.2%

TOTAL	€5 795	5 204	+11.4%	+6.4%	21 361	20 593	+3.7%	+2.5%

(1)	The segment “United States” includes the banners Food Lion and Hannaford. Bottom Dollar Food is included in discontinued operations given the planned closing of this banner.
(2)	The average exchange rate of the U.S. dollar against the euro strengthened by 8.9% in the fourth quarter of 2014 (1€ = $1.2498) compared to the fourth quarter of 2013 and the 2014 full year average exchange rate (1€ = $1.3285) was in line with 2013 (1€ = $1.3281).
(3)	The segment “Southeastern Europe” includes our operations in Greece, Serbia and Romania.

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United States

In the fourth quarter of 2014, revenues in the U.S. increased by 12.1% to $4.7 billion (€3.7 billion) including a 53rd trading week and excluding the results from Bottom Dollar Food which are included in results from discontinued operations. The 53rd trading week resulted in a positive revenue contribution of $344 million (€259 million). Excluding this extra week, revenues in the U.S. increased by 3.8% to $4.3 billion (€3.4 billion). Comparable store sales growth was 3.6% supported by retail inflation of 2.6%. Both Food Lion and Hannaford continued to report positive real sales growth.

For the full year 2014, Delhaize America generated revenues of $17.7 billion (€13.4 billion), an increase of 6.6% over 2013 in local currency including a 53rd trading week. Excluding this extra week, 2014 revenues increased by 4.5% to $17.4 billion (€13.1 billion) supported by comparable store sales growth of 4.4%.

On November 6, 2014, Delhaize Group announced that it has signed an agreement to sell its 66 Bottom Dollar Food locations. We expect the transaction to be completed during the first quarter of 2015.

Belgium

In the fourth quarter of 2014, revenues in Belgium were €1.3 billion, a decrease of 6.0% compared to the fourth quarter of 2013, with a comparable store sales decline of 6.9%. This decline resulted from uncertainty and disruptions in our stores and distribution centers related to the Transformation Plan and by 0.7% of deflation. Comparable store sales growth is adjusted for a positive calendar impact of 0.6%.

Delhaize Belgium posted revenues of €4.9 billion in 2014, a decrease of 3.0% compared to 2013, resulting from a comparable store sales decline of 3.5%, which was partially offset by network growth.

Southeastern Europe

In the fourth quarter of 2014, revenues in Southeastern Europe increased by 2.8% (+4.0% at identical exchange rates) to €832 million. Due to a difficult consumer environment in Greece and Serbia, comparable store sales evolution was -2.2% for the segment.

For the full year 2014, revenues in Southeastern Europe increased by 3.2% to €3.1 billion (+4.3% at identical exchange rates), mainly as a result of expansion in Greece and in Romania. Comparable store sales evolution was -1.0% for the year.

»	Preliminary 2014 Results (unaudited)

Based on preliminary figures and including the impact of the 53rd week in the U.S., we expect our 2014 Group underlying operating profit to be €764 million. Excluding the 53rd week in the U.S., underlying operating profit is expected to be €739 million.

In addition, we expect our operating free cash flow for 2014 to be approximately €585 million and free cash flow including the net proceeds of €171 million related to the divestment of Sweetbay, Harveys and Reid´s to be approximately €756 million. Capital expenditures were approximately €606 million in 2014.

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»	Identical Exchange Rates and Organic Revenue Growth Reconciliation (unaudited)

Q4 2014	Q4 2013(1)	% Change	(in millions of €)	YTD 2014	YTD 2013(1)	% Change
5 795	5 204	+11.4%	Revenues	21 361	20 593	+3.7%
(264)			Effect of exchange rates	34
5 531	5 204	+6.3%	Revenues at identical exchange rates	21 395	20 593	+3.9%
(259)	—		53rd sales week in the U.S.	(259)	—

5 272	5 204	+1.3%	Organic revenue growth	21 136	20 593	+2.6%

(1)	2013 has been restated as revenues from Bottom Dollar Food are now included in discontinued operations.

»	Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties.

»	Number of Stores

	End of 2013	End of Q3 2014	Change Q4 2014	End of 2014
United States(1)	1 514	1 363	-2	1 361
Belgium & Luxembourg	852	864	+16	880
Greece	281	305	+3	308
Romania	296	350	+60	410
Serbia	381	384	+3	387
Bulgaria	54	—	—	—
Bosnia and Herzegovina	39	—	—	—
Indonesia	117	120	+2	122

Total	3 534	3 386	+82	3 468

(1)	Evolution mainly explained by the 154 Sweetbay, Harveys & Reid’s stores which have been sold to Bi-Lo Holdings in 2014 – still including 66 Bottom Dollar Food locations

»	Basis of Preparation

The information contained in this press release includes unaudited financial information that has been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU.

»	Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of 2014, Delhaize Group’s sales network consisted of 3 468 stores. In 2014, Delhaize Group posted €21.4 billion ($28.4 billion) in revenues. In 2013, Delhaize Group posted €179 million ($237 million) in net profit (Group share). At June 30, 2014, Delhaize Group employed approximately 152 500 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

»	Financial Calendar

• Press release – 2014 fourth quarter and full year results	March 5, 2015
• Food Lion store visits for analysts and investors	March 16 and 17, 2015
• Press release – 2015 first quarter results	April 29, 2015
• Press release – 2015 second quarter results	July 30, 2015
• Press release – 2015 third quarter results	October 29, 2015

»	Contacts

Investor Relations: +32 2 412 21 51

Media Relations: +32 2 412 86 69

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DEFINITIONS

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	EBITDA: operating profit plus depreciation, amortization and impairment

•	Free cash flow: cash flow before financing activities, investment in debt securities and term deposits and sale and maturity of debt securities and term deposits

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures and from a 53rd week in the U.S., at identical currency exchange rates

•	Revenues: sale of goods to retail and wholesale customers and point of sale services to retail customers, net of sales taxes and value added taxes, and of discounts, allowances and incentives granted to those customers

•	Underlying operating profit: operating profit excluding fixed assets impairment charges, reorganization charges, store closing expenses, gains/losses on disposal of fixed assets and businesses and other items that management considers as not being representative of the Group’s operating performance of the period

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, when the sale of Bottom Dollar Food stores to Aldi Supermarkets is expected to be completed; the financial flexibility that will result from the sale; the ultimate value of the transaction to Delhaize Group after working capital adjustments, expected costs savings, the closing, conversion and opening of stores, the expected effect of other portfolio optimization, anticipated revenue and net profit growth, anticipated free cash flow generation, strategic options, future strategies and the anticipated benefits of these strategies and (underlying) operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, conditions to closing the sale of Bottom Dollar Food stores to Aldi, including regulatory approvals; changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including guidance with respect to underlying operating profit, SG&A, net finance costs, capital expenditures, store openings and free cash flow, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	January 26, 2015	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President